Bridgetown 2 Holdings Ltd
c/o 38/F Champion Tower
3 Garden Road, Central
Hong Kong

VIA EDGAR

January 22, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Todd Schiffman

Re:	Bridgetown 2 Holdings Ltd

Amendment No. 1 to Form S-1 filed January 13, 2021

File No. 333-251860

Dear Mr. Schiffman:

Bridgetown 2 Holdings Ltd (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 21, 2021, with respect to Amendment No. 1 to the Company’s Form S-1 filed January 13, 2021. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 1 to Form S-1 filed January 13, 2021

General

1.	We note the exclusive forum provision in your Form of Warrant Agreement (Exhibit 4.2, Section 7.3). Please include a discussion in the prospectus.

We respectfully inform the Staff that the warrant agreement will only be applicable to the private placement warrants, and there will be no public warrants issued in the Company's public offering. As a result, we do not believe that a discussion of the exclusive forum provision of the private placement warrant agreement would be material to investors in the public offering as the private placement warrants will not be publicly traded.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Stuart Neuhauser, Esq., sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Daniel Wong

Daniel Wong
Chief Executive Officer
Bridgetown 2 Holdings Ltd